[Letterhead of Perkins Coie LLP]

December 2, 2004

Ms. Peggy Kim

Senior Counsel

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC 20549

Re:	HouseValues, Inc. Form S-1
Registration No. 333-118740
Originally filed September 1, 2004

Dear Ms. Kim:

This letter sets forth the responses of HouseValues, Inc. (the “Company”) to the Staff’s comments relating to the Company’s registration statement on Form S-1 (the “Registration Statement”), contained in your letter dated November 22, 2004 (the “Comment Letter”). The responses are numbered to correspond to the numbers of the comments in the Comment Letter. The disclosure described herein is contained in pre-effective Amendment No. 4 to the Registration Statement (the “Amendment”), filed on the date hereof, copies of which are enclosed for your convenience.

Form S-1

Use of Proceeds, page 3

Comment No. 1

We note your response to prior comment 1. Please revise here and on page 22 to include the estimated amounts that these percentages represent.

Response to Comment No. 1

In response to this comment the Company has revised the disclosure on pages 3 and 22 to provide dollar estimates for the stated uses of proceeds.

December 2, 2004

Risk Factors

Comment No. 2

We note your responses to prior comments 5 and 6; however, we reissue our previous comments. We note that you deleted the disclosure on page 18 but you have inserted similar language on page 10.

Response to Comment No. 2

In response to this comment the Company has revised the disclosure on page 10 to remove the referenced language.

In addition, in response to a telephone inquiry from Mr. Neil Miller on November 22, we supplementally advise the Staff that the Company has confirmed to us that it will not be conducting a directed share program in connection with this offering.

December 2, 2004

Please note that the Company has begun its road show for the offering and anticipates requesting that the Registration Statement be declared effective on or about December 9, 2004. Accordingly, the Company would greatly appreciate your prompt response to this letter. If you have any further comments or questions regarding this letter or the Amendment, please contact me at (206) 359-8448 or Scott Gelband at (206) 359-8650.

Very truly yours,

/s/ Patrick J. Devine
Patrick J. Devine

PJD:jd

cc:	HouseValues, Inc.
Credit Suisse First Boston LLC
J.P. Morgan Securities Inc.
Piper Jaffray & Co.
Thomas Weisel Partners LLC
Pacific Crest Securities Inc.
Wilson Sonsini Goodrich & Rosati, Professional Corporation
KPMG LLP